SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

June 1, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07024077

RECEIVED

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs and Mesdames:

Re: Superior Diamonds Inc. (the "Company")
Amendment to Application for Rule 12g3-2(b) Exemption
File No. 82-34752

Pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby amends the above-referenced Application for exemption from registration under the Exchange Act, as submitted to the Commission on or about **October 29, 2003**, by adding the following information to the Application:

"As of June 4, 2007, the Company will publish the information required under Rule 12g3-2(b)(1)(iii) at the following address(es): **www.sedar.com (Superior Diamonds Inc.).**

Please contact the undersigned if you have any questions. Thank you.

Yours truly,

SUPERIOR DIAMONDS INC.

By: *Susy H. Horna*
Name: Susy H. Horna
Title: Corporate Secretary

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

dlw 6/5

END